UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE § 240.13d-2(a)
(Amendment No. 6)
Mediware Information Systems, Inc.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
584946107

(CUSIP Number)
John Billowits
20 Adelaide Street East, Suite 1200
Toronto, ON M5C 2T6
(416) 861-0630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 15, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 584946107	13D	Page 2 of 18
(Continued on following pages)

1	NAMES OF REPORTING PERSONS Constellation Software Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,692,202

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,372,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,692,202

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 584946107	13D	Page 3 of 18

1	NAMES OF REPORTING PERSONS Mark Leonard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,692,202

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,632

WITH	10	SHARED DISPOSITIVE POWER

1,372,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,692,202

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 584946107	13D	Page 4 of 18
This Amendment No. 6 (“Amendment No. 6”) amends the statement on Schedule 13D initially filed on April 15, 2008 (the “Original Filing”) by Constellation Software Inc. (“Constellation”), as amended by Amendment No. 1 filed on May 21, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 filed on November 14, 2008 (“Amendment No. 2”), as amended by Amendment No. 3 filed on August 24, 2009 (“Amendment No. 3”), as amended by Amendment No. 4 filed on July 16, 2010 (“Amendment No. 4), as amended by Amendment No. 5 filed on March 11, 2011 (together, with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Previous Filings”) with respect to common stock, $.10 par value (the “Shares”), of Mediware Information Systems, Inc. (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Previous Filings. This Amendment No. 6 is being made to disclose the disposition of additional securities of the Issuer by Constellation. As reported in the Previous Filings, Dexter Salna, President of the Homebuilder Operating Group, a wholly-owned subsidiary of Constellation, beneficially owns 700 Shares of the Issuer. As his beneficial ownership has not changed, he is not a “Reporting Person” for the purposes of this Amendment No. 6. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by Constellation in the Previous Filings.
ITEM 1. Security and Issuer.
     Not Applicable.
ITEM 2. Identity and Background.
     Item 2 of the Previous Filings is hereby amended as follows:
Appendix A, Appendix B, Appendix C and Appendix D referenced in Item 2 are hereby amended and restated in their entirety as reflected below.
ITEM 3. Source and Amount of Funds or Other Consideration.
Not Applicable.
ITEM 4. Purpose of Transaction.
Not Applicable.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 of the Previous Filings is hereby amended and restated in its entirety as follows:
     (a)-(b) The Shares that may be deemed beneficially owned by the Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 is 1,692,202, which represents 20.9% of the outstanding Shares. This percentage is based upon 8,085,000 Shares outstanding as of September 1, 2011 as listed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011. Constellation has shared power to control the vote of 1,692,202 Shares and shared power to dispose of 1,372,870

CUSIP No. 584946107	13D	Page 5 of 18
Shares. Mark Leonard has shared power to control the vote of 1,692,202 Shares and shared power to dispose of 1,372,870 Shares and sole power to dispose of 318,632 Shares. Dexter Salna has shared power to control the vote of 700 Shares and sole power to dispose of 700 Shares. The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.
     Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of Constellation’s executive officers listed herein, directors listed on Appendix A, OMERS, OMERS Holdings, Birch Hill Equity, Birch Hill Holdings or any of the individuals set out in Appendix B, Appendix C or Appendix D holds Shares of the Issuer. The directors, executive officers and controlling parties of Constellation may be deemed to beneficially own Shares held by Constellation but disclaim any beneficial ownership except to the extent of any pecuniary interest therein.
     (c) Mark Leonard has not effected any transactions in Shares of the Issuer in the last sixty 60 days. All transactions in Shares of the Issuer made by Constellation were open market sales as follows:

		Average Price
	Number of	(excluding
Date	Shares	commission)
July 18, 2011	430	$11.1500
July 20, 2011	2,400	11.1900
July 22, 2011	5,000	11.3000
July 26, 2011	1,100	11.3000
July 27, 2011	419	11.3000
July 29, 2011	118	11.3000
September 7, 2011	4,298	12.2254
September 8, 2011	1,500	11.5000
September 9, 2011	5,200	11.3000
September 15, 2011	4,360	11.5000
     (d) To the knowledge of Constellation, without specific inquiry, none of the directors, officers or controlling parties of Constellation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its securities. To the knowledge of Mark Leonard and Dexter Salna, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his securities.
     (e) Not applicable.

CUSIP No. 584946107	13D	Page 6 of 18
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Not Applicable.
ITEM 7. Material to be Filed as Exhibits.
     The following documents are filed as Exhibits to this statement:
Exhibit A Joint Filing Agreement, dated September 19, 2011, by and between Constellation and Mark Leonard.

CUSIP No. 584946107	13D	Page 7 of 18
SIGNATURES
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2011
CONSTELLATION SOFTWARE INC.
By:	/s/ John Billowits
	Name:	John Billowits
	Title:	Chief Financial Officer

Dated: September 19, 2011
MARK LEONARD
By:	/s/ Mark Leonard
	Name:	Mark Leonard

CUSIP No. 584946107	13D	Page 8 of 18
EXHIBIT A
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission this Statement on Schedule 13D (the “Statement”) to which this Joint Filing Agreement (the “Agreement”) is attached as an exhibit and any future amendments thereto, and agree that such Statement is filed on behalf of each of them.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Dated: September 19, 2011

CONSTELLATION SOFTWARE INC.
By:	/s/ John Billowits
	Name:	John Billowits
	Title:	Chief Financial Officer

MARK LEONARD
By:	/s/ Mark Leonard
	Name:	Mark Leonard

CUSIP No.584946107	13D	Page 9 of 18
APPENDIX A
PRINCIPAL BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF DIRECTORS OF
CONSTELLATION
Directors:
Michael Mazan
Partner
Birch Hill Equity Partners Management Inc.
100 Wellington St West
PO Box 22
Suite 2300
Toronto, Ontario M5K 1A1
Canada
Citizenship: Canadian
Tim Patterson
Managing Director
OMERS Private Equity Inc.
Royal Bank Plaza,
South Tower,
200 Bay street, Suite 2010,
Box 6, Toronto, Ontario M5J 2J2
Canada
Citizenship: Canadian
Brian Aune
Private Investor
1800 McGill College Avenue
Suite 3010
Montreal QC H3A 3J6
Canada
Citizenship: Canadian
Ian McKinnon
Consultant
63 Fairfield Drive
Toronto Ontario M4P 1S9
Canada
Citizenship: Canadian
Stephen J. Dent
Chair
Birch Hill Equity Partners Management Inc.
100 Wellington St West
PO Box 22
Suite 2300
Toronto, Ontario M5K 1A1
Canada
Citizenship: Canadian

CUSIP No. 584946107	13D	Page 10 of 18
Paul G. Renaud
President
OMERS Private Equity Inc.
Royal Bank Plaza,
South Tower,
200 Bay street, Suite 2010,
Box 6, Toronto, Ontario M5J 2J2
Canada
Citizenship: Canadian
Stephen Scotchmer
Private Investor
Royal Trust Tower
Suite 2526
Toronto Dominion Centre
Toronto, ON M5K 1K2
Canada
Citizenship: Canadian
Mark Leonard
President and Chairman of the Board
Constellation Software Inc.
20 Adelaide St. East
Suite 1200
Toronto Ontario, M5C 2T6
Canada
Citizenship: Canadian

CUSIP No. 584946107	13D	Page 11 of 18
APPENDIX B
INFORMATION REGARDING OMERS HOLDINGS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Investment Holding Company Principal Address: OMERS Private Equity, Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada
Directors:
The principal business address of the directors is: c/o OMERS Private Equity, Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada
Paul G. Renaud
Citizenship: Canadian
Lisa Melchior
Citizenship: Canadian
Officers:
The principal business address of the following officers, unless otherwise indicated, is c/o OMERS Private Equity, (as above).

Paul G. Renaud	President

Citizenship: Canadian

Lisa Melchior	Managing Director

Citizenship: Canadian

Chantal Thibault	Secretary

Citizenship: Canadian

Robert C. Hedges	Treasurer

Citizenship: Canadian

Christine A. Sharp	Assistant Secretary

c/o OMERS Administration Corporation One University Avenue Suite 800 Toronto ON M5J 2P1 Canada Citizenship: Canadian

CUSIP No. 584946107	13D	Page 12 of 18
INFORMATION REGARDING OMERS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Provider of pension services
Principal Address: OMERS Administration Corporation, 8th Floor, One University Avenue, Toronto, ON M5J 2P1 Canada.
Directors:
David Carrington
22 Baybrook Crescent
Scarborough, ON M1H 2R6
Canada
Citizenship: Canadian
Richard Faber
9962 Pinetree Crescent
Grand Bend ON N0M 1T0
Canada
Citizenship: Dutch
John Goodwin
1177 Yonge Street, Suite 615
Toronto ON M4T 2Y4
Canada
Citizenship: Canadian
Rick Miller
776 Lake Trail Drive
Windsor ON N9G 2M9
Canada
Citizenship: Canadian
David O’Brien
1837 Snow Bunting Court
Mississauga, ON L5L 2Y8
Canada
Citizenship: Canadian
William E. Aziz
Hollinger Inc.
100 King Street West, Suite 3700
Toronto ON M5X 1C9
Canada
Citizenship: Canadian

CUSIP No. 584946107	13D	Page 13 of 18
Sheila Vandenberk
15 Fenwick Crescent
Unionville ON L3R 4H6
Canada
Citizenship: Canadian
Michael Power
209 McKenzie Avenue East, Box 382
Geraldton ON P0T 1M0
Canada
Citizenship: Canadian
John Sabo
York Catholic District School Board
320 Bloomington Road West
Aurora ON L4G 3G8
Canada
Citizenship: Canadian
Eugene Swimmer
School of Public Policy and Admin
Carleton University, Room 1001, Dunton Tower
1125 Colonel By Drive
Ottawa ON K1S 5B6
Canada
Citizenship: Canadian
Robert John Weatherup
17 Elvin Avenue
Toronto ON M6N 4J1
Canada
Citizenship: Canadian
Laurie Nancekivell
56 Sundridge Court
London ON N5Z 4R5
Canada
Citizenship: Canadian
F. Leslie Thompson
123 Major Street
Toronto ON M5S 2K9
Canada
Citizenship: Canadian
James Phillips
226 Old Country Place
Kitchener ON N2E 3A4
Canada
Citizenship: Canadian

CUSIP No. 584946107	13D	Page 14 of 18
Executive Officers:
The principal business address of the following executive officers, unless otherwise indicated, is c/o OMERS Administration Corporation, 8th Floor, One University Avenue, Toronto, ON M5J 2P1 Canada. The citizenship of all officers listed is Canadian.

Michael J. Nobrega	President and Chief Executive Officer

R. Michael Latimer	Executive Vice President and Chief Investment Officer

Patrick G. Crowley	Executive Vice President and Chief Financial Officer

John W. Macdonald	Executive Vice President and Chief Operating Officer

G. Blair Cowper-Smith	Chief Legal Officer and Executive Vice President, Corporate Affairs

Jennifer Brown	Chief Pension Officer and Executive Vice President

Warren Bell	Executive Vice President and Chief Human Resources Officer

Rodney Hill	Executive Vice President and Chief Auditor

James Donegan	President, OMERS Capital Markets and Chief Executive Officer, OMERS Capital Markets

c/o OMERS Capital Markets Royal Bank Plaza North Tower, Suite 1800 200 Bay Street Toronto ON M5J 2J2 Canada

James A. Roks	Corporate Secretary

Christine A. Sharp	Assistant Corporate Secretary

Danial K. Lam	Assistant Corporate Secretary

Danny Chan	Assistant Corporate Secretary

c/o OMERS Capital Markets Royal Bank Plaza North Tower, Suite 1800 200 Bay Street Toronto ON M5J 2J2 Canada

CUSIP No. 584946107	13D	Page 15 of 18
APPENDIX C
INFORMATION REGARDING BIRCH HILL EQUITY,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: General Partner (for Private Equity Fund) Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23rd
Floor, PO Box 22, Toronto, ON M5K 1A1 Canada
Directors:
Joseph P. Wiley
Chief Executive Officer
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
Stephen J. Dent
Chair
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
John B. MacIntyre
President
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
David Samuel
Executive Vice President
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian

CUSIP No. 584946107	13D	Page 16 of 18
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chair

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Lori Evans	General Counsel & Secretary

Peter Zissis	CFO

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Executive Vice President

John T. Loh	Sr. Vice President

Thecla E. Sweeney	Vice President

Matthew Kunica	Vice President

Rocco Bryan	Vice President

Andrew Fortier	Vice President

CUSIP No. 584946107	13D	Page 17 of 18
APPENDIX D
INFORMATION REGARDING BIRCH HILL HOLDINGS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Holding Company
Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23 rd Floor, Toronto, ON M5K 1A1
Directors:

Joseph P. Wiley	Pierre Schuurmans

Director	Director

Birch Hill Equity Partners Management	Birch Hill Equity Partners Management Inc.

100 Wellington Street West	100 Wellington Street West

PO Box 22, Suite 2300	PO Box 22, Suite 2300

Toronto, ON M5K 1A1	Toronto, ON M5K 1A1

Canada	Canada

Citizenship: Canadian	Citizenship: Canadian

Richard H. Greene	Michael Salamon

Director	Director

TD Capital Group Limited	Birch Hill Equity Partners Management Inc.

66 Wellington Street West	100 Wellington Street West

10th Floor, TD Tower	PO Box 22, Suite 2300

Toronto, ON M5K 1A2	Toronto, ON M5K 1A1

Canada	Canada

Citizenship: Canadian	Citizenship: Canadian

CUSIP No. 584946107	13D	Page 18 of 18
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chair

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Peter Zissis	CFO

Lori Evans	General Counsel & Secretary

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Executive Vice President

John T. Loh	Sr. Vice President

Thecla E. Sweeney	Vice President

Bryan Rocco	Vice President

Matthew Kunica	Vice President

Andrew Fortier	Vice President